UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo 107-8414, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	Quarterly Report for the Third Quarter of the 143rd Fiscal Year filed on February 9, 2012

On February 9, 2012, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2011 and the three months period ended December 31, 2011.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated January 31, 2012, a copy of which was submitted under cover of Form 6-K on February 2, 2012 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2011 and the three months period ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 10, 2012	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Quarterly Consolidated Financial Statements

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

December 31, 2011 and March 31, 2011

	September 30,	September 30,	September 30,	September 30,
	December 31, 2011		March 31, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents	¥103,619		¥84,224
Time deposits	1,183		734
Trade notes and accounts receivable (Note 4)	495,364		532,757
Inventories (Note 5)	577,075		473,876
Deferred income taxes and other current assets (Notes 8, 11, 12 and 13)	159,841		152,781

Total current assets	1,337,082	60.0	1,244,372	57.9

Long-term trade receivables (Note 4)	176,662	7.9	183,270	8.5

Investments
Investments in and advances to affiliated companies	19,358		25,115
Investment securities (Notes 6, 12 and 13)	42,272		60,855
Other	3,268		3,124

Total investments	64,898	2.9	89,094	4.1

Property, plant and equipment—less accumulated depreciation of ¥641,008 million at December 31, 2011 and ¥639,368 million at March 31, 2011	520,517	23.4	508,387	23.7

Goodwill	30,626	1.4	29,321	1.4

Other intangible assets	57,675	2.6	53,971	2.5

Deferred income taxes and other assets (Notes 8, 11, 12 and 13)	40,685	1.8	40,722	1.9

	¥2,228,145	100.0	¥2,149,137	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	September 30,	September 30,	September 30,	September 30,
	December 31, 2011		March 31, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥235,311		¥130,308
Current maturities of long-term debt (Notes 12 and 13)	149,944		122,608
Trade notes, bills and accounts payable	276,619		308,975
Income taxes payable	15,664		38,829
Deferred income taxes and other current liabilities (Notes 8, 11, 12 and 13)	214,066		199,268

Total current liabilities	891,604	40.0	799,988	37.2

Long-term liabilities
Long-term debt (Notes 12 and 13)	282,617		291,152
Liability for pension and retirement benefits	47,496		48,027
Deferred income taxes and other liabilities (Notes 8, 11, 12 and 13)	36,706		37,290

Total long-term liabilities	366,819	16.5	376,469	17.5

Total liabilities	1,258,423	56.5	1,176,457	54.7

Commitments and contingent liabilities (Note 10)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at December 31, 2011 and at March 31, 2011
Issued 998,744,060 shares at December 31, 2011 and at March 31, 2011	67,870		67,870

Outstanding 952,023,275 shares at December 31, 2011 and 967,902,641 shares at March 31, 2011
Capital surplus	141,214		140,523
Retained earnings:
Appropriated for legal reserve	37,187		34,494
Unappropriated	934,135		847,153
Accumulated other comprehensive income (loss) (Note 6, 11, 13)	(186,593)		(131,059)
Treasury stock at cost, 46,720,785 shares at December 31, 2011 and 30,841,419 shares at March 31, 2011 (Note 16)	(66,048)		(35,138)

Total Komatsu Ltd. shareholders’ equity	927,765	41.6	923,843	43.0

Noncontrolling interests	41,957	1.9	48,837	2.3

Total equity	969,722	43.5	972,680	45.3

	¥2,228,145	100.0	¥2,149,137	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31, 2011		Nine months ended December 31, 2010
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥1,448,509	100.0	¥1,301,973	100.0
Cost of sales	1,048,195	72.4	946,407	72.7
Selling, general and administrative expenses (Notes 3 and 7)	208,677	14.4	190,488	14.6
Other operating income (expenses), net	198	0.0	(2,331)	(0.2)

Operating income	191,835	13.2	162,747	12.5

Other income (expenses), net	(6,144)		(3,844)
Interest and dividend income	3,035	0.2	3,012	0.2
Interest expense	(5,721)	(0.4)	(4,651)	(0.4)
Other, net (Notes 3, 6, 11 and 13)	(3,458)	(0.2)	(2,205)	(0.2)

Income before income taxes and equity in earnings of affiliated companies	185,691	12.8	158,903	12.2

Income taxes (Note 8)
Current	46,497		31,743
Deferred	4,721		23,907

Total	51,218	3.5	55,650	4.3

Income before equity in earnings of affiliated companies	134,473	9.3	103,253	7.9
Equity in earnings of affiliated companies	1,401	0.1	2,399	0.2

Net income	135,874	9.4	105,652	8.1

Less net income attributable to noncontrolling interests	(6,498)	(0.4)	(5,030)	(0.4)
Net income attributable to Komatsu Ltd.	¥129,376	8.9	¥100,622	7.7

	Yen
	Nine months ended December 31, 2011		Nine months ended December 31, 2010
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥133.86		¥103.97
Diluted	133.75		103.91
Cash dividends per share (Note 15)	41.00		26.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Three months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,
	Three months ended December 31, 2011		Three months ended December 31, 2010
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥462,642	100.0	¥442,210	100.0
Cost of sales	335,207	72.5	316,530	71.6
Selling, general and administrative expenses (Notes 3 and 7)	68,538	14.8	65,738	14.9
Other operating income (expenses), net	(11)	(0.0)	(1,107)	(0.3)

Operating income	58,886	12.7	58,835	13.3

Other income (expenses), net	(3,438)		(43)
Interest and dividend income	950	0.2	683	0.2
Interest expense	(2,066)	(0.4)	(1,362)	(0.3)
Other, net (Notes 3, 6, 11 and 13)	(2,322)	(0.5)	636	0.1

Income before income taxes and equity in earnings of affiliated companies	55,448	12.0	58,792	13.3

Income taxes (Note 8)
Current	11,714		13,857
Deferred	7,242		8,286

Total	18,956	4.1	22,143	5.0

Income before equity in earnings of affiliated companies	36,492	7.9	36,649	8.3
Equity in earnings of affiliated companies	367	0.1	1,201	0.3

Net income	36,859	8.0	37,850	8.6

Less net income attributable to noncontrolling interests	(2,158)	(0.5)	(992)	(0.2)
Net income attributable to Komatsu Ltd.	¥34,701	7.5	¥36,858	8.3

	Yen
	Three months ended		Three months ended
	December 31, 2011		December 31, 2010
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥36.01		¥38.09
Diluted	35.98		38.06
Cash dividends per share (Note 15)	21.00		18.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

	000	000	000	000	000	000	000	000	000
Nine months ended December 31, 2011								Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680
Cash dividends (Note 15)				(39,701)			(39,701)	(5,987)	(45,688)
Transfer to retained earnings appropriated for legal reserve			2,693	(2,693)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income (loss)
Net income				129,376			129,376	6,498	135,874
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(47,894)		(47,894)	(3,144)	(51,038)
Net unrealized holding gains (losses)on securities available for sale					(7,348)		(7,348)		(7,348)
Pension liability adjustments					(366)		(366)		(366)
Net unrealized holding gains (losses)on derivative instruments (Note 11)					74		74	(158)	(84)

Comprehensive income (loss)							73,842	3,196	77,038

Issuance and exercise of stock acquisition rights (Note 7)		704					704		704
Purchase of treasury stock (Note 16)						(31,112)	(31,112)		(31,112)

Sales of treasury stock		133				202	335		335

Balance at December 31, 2011	¥67,870	¥141,214	¥37,187	¥934,135	¥(186,593)	¥(66,048)	¥927,765	¥41,957	¥969,722

	0000	0000	0000	0000	0000	0000	0000	0000	0000
Nine months ended December 31, 2010								Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799
Cash dividends (Note 15)				(25,178)			(25,178)	(975)	(26,153)
Transfer to retained earnings appropriated for legal reserve			1,260	(1,260)			—		—
Other changes							—	1,910	1,910
Comprehensive income (loss)
Net income				100,622			100,622	5,030	105,652
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(56,935)		(56,935)	(3,382)	(60,317)
Net unrealized holding gains (losses) on securities available for sale					274		274		274
Pension liability adjustments					418		418		418
Net unrealized holding gains (losses) on derivative instruments (Note 11)					723		723	79	802

Comprehensive income (loss)							45,102	1,727	46,829

Issuance and exercise of stock acquisition rights (Note 7)		133					133		133
Purchase of treasury stock						(572)	(572)		(572)

Sales of treasury stock		7				59	66		66

Balance at December 31, 2010	¥67,870	¥140,561	¥33,243	¥798,274	¥(151,154)	¥(35,268)	¥853,526	¥45,486	¥899,012

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2011 and 2010

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Operating activities
Net income	¥135,874	¥105,652
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	68,074	66,128
Deferred income taxes	4,721	23,907
Net loss (gain) from sale of investment securities and subsidiaries	2,285	(72)
Net loss (gain) on sale of property	(227)	(1,946)
Loss on disposal of fixed assets	1,331	948
Pension and retirement benefits, net	1,239	(4,142)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	20,036	(48,750)
Decrease (increase) in inventories	(134,650)	(94,511)
Increase (decrease) in trade payables	(30,273)	78,182
Increase (decrease) in income taxes payable	(21,773)	(126)
Other, net	14,243	7,659

Net cash provided by (used in) operating activities	60,880	132,929

Investing activities
Capital expenditures	(96,561)	(74,383)
Proceeds from sale of property	5,278	6,317
Proceeds from sale of available for sale investment securities	1,256	1,843
Purchases of available for sale investment securities	(1,446)	(493)
Acquisition of subsidiaries and equity investees, net of cash acquired	(7,836)	758
Collection of loan receivables	1,908	1,556
Disbursement of loan receivables	(400)	(918)
Decrease (increase) in time deposits, net	(442)	407

Net cash provided by (used in) investing activities	(98,243)	(64,913)

Financing activities
Proceeds from long-term debt	105,827	50,162
Repayments on long-term debt	(37,949)	(50,392)
Increase (decrease) in short-term debt, net	118,322	(10,339)
Repayments of capital lease obligations	(42,863)	(24,034)
Sale (purchase) of treasury stock, net	(30,833)	30
Dividends paid	(39,701)	(25,178)
Other, net	(10,725)	121

Net cash provided by (used in) financing activities	62,078	(59,630)

Effect of exchange rate change on cash and cash equivalents	(5,320)	(6,462)

Net increase (decrease) in cash and cash equivalents	19,395	1,924
Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥103,619	¥84,353

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Summary of Significant Accounting Policies

There is no material change for Summary of Significant Accounting Policies stated in the annual report for the year ended March 31, 2011.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Additional cash flow information:
Interest paid	¥5,625	¥4,398
Income taxes paid	68,766	38,738
Noncash investing and financing activities:
Capital lease obligations incurred	¥1,587	¥2,147

3. Business Combination

On May 18, 2011, the Company acquired additional 50,000 shares of Gigaphoton Inc. (hereinafter “Gigaphoton”) for ¥7,500 million in cash tendered.

Prior to the additional acquisition, the Company held a 50.0% equity interest in Gigaphoton and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 100.0% and Gigaphoton became a consolidated subsidiary of the Company.

Gigaphoton was established by Ushio Inc. (hereinafter “Ushio”) and the Company as a 50-50 joint-venture company to develop, manufacture, sell and service excimer laser light sources for lithography tools in August 2000.

To develop an extreme ultraviolet light source, Ushio and Gigaphoton have been working on different methods. Because Gigaphoton and Ushio will be competing on the same market, Ushio and the Company have decided to terminate the joint-venture agreement. As a wholly owned subsidiary of the Company, Gigaphoton will not only further expand its conventional excimer laser business but also accelerate the pace of research and development by teaming up with the Company to create an extreme ultraviolet light source as the basis for next-generation lithography tools.

Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

September 30,
Millions of yen
Consideration
Cash and cash equivalents	¥7,500

Fair value of total consideration transferred	7,500
Fair value of Komatsu’s equity interest in Gigaphoton held before the business combination	7,500

¥15,000

Acquisiton-related cost(included in selling, general and administrative expenses)	¥36

Recognized amounts of identifiable assets and liabilities assumed
Current assets	¥14,859
Property, plant and equipment	2,376
Intangible assets	7,425
Other assets	15

Total assets acquired	24,675

Current liabilities	(7,860)
Long-term liabilities	(2,896)

Total liabilities assumed	(10,756)

Net assets acquired	13,919

Goodwill	1,081

¥15,000

The goodwill of ¥1,081 million was assigned to the Industrial Machinery and Others operating segment. The goodwill is not deductible for tax purposes.

As a result of remeasuring to fair value its 50% equity interest in Gigaphoton held before the business combination, a gain of ¥2,592 million was recorded in other income (expenses), net in the accompanying consolidated statement of income for the nine months ended December 31, 2011.

The sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2010 would not differ materially from the amounts reported in the consolidated financial statements for the nine months ended December 31, 2010.

4. Allowance for Doubtful Receivables

At December 31, 2011 and at March 31, 2011, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥13,979 million and ¥15,793 million, respectively.

5. Inventories

At December 31, 2011 and at March 31, 2011, inventories comprised the following:

	September 30,	September 30,
	December 31, 2011	March 31, 2011
Finished products, including finished parts held for sale	¥376,162	¥294,807
Work in process	148,109	135,167
Materials and supplies	52,804	43,902

Total	¥577,075	¥473,876

6. Investment Securities

Investment securities at December 31, 2011 and at March 31, 2011 primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at December 31, 2011 and at March 31, 2011 are as follows:

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
December 31, 2011
Investment securities:
Marketable equity securities available for sale	¥20,612	¥14,583	¥990	¥34,205
Other investment securities at cost	8,067

	¥28,679

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥23,887	¥25,599	¥114	¥49,372
Other investment securities at cost	11,483

	¥35,370

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.

Proceeds from the sales of investment securities available for sale were ¥1,256 million and ¥1,843 million for the nine months ended December 31, 2011 and 2010, respectively.

Impairment losses and net realized gains or losses from sale of investment securities available for sale during the nine months ended December 31, 2011 and 2010 amounted to losses of ¥2,285 million and gains of ¥72 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended December 31, 2011 and 2010 amounted to losses of ¥2,376 million and gains of ¥162 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

7. Share-Based Compensation

The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.

The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010

The right to purchase treasury shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ended March 31, 2010. The number of shares subject to one share acquisition rights is 1,000 shares. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010

The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 210 rights of its share acquisition rights to directors and 558 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2011. The number of shares subject to one share acquisition rights is 100 shares. The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.

Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the nine months ended December 31, 2011 and 2010 were ¥771 million and ¥137 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the nine months ended December 31, 2011 and 2010 were ¥498 million and ¥82 million, respectively. Compensation expenses during the three months ended December 31, 2011 and 2010 were ¥462 million and ¥82 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended December 31, 2011 and 2010 were ¥298 million and ¥49 million, respectively.

8. Income Taxes

The effective tax rates for the nine months ended December 31, 2011 was 27.6%. The differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million(6.8% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

9. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net income attributable to Komatsu Ltd.	¥129,376	¥100,622

	September 30,	September 30,

	Number of shares
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Weighted average common shares outstanding, less treasury stock	966,471,670	967,788,140
Dilutive effect of:
Stock options	840,138	595,770

Weighted average diluted common shares outstanding	967,311,808	968,383,910

	Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net income attributable to Komatsu Ltd. per share:
Basic	¥133.86	¥103.97
Diluted	¥133.75	¥103.91

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net income attributable to Komatsu Ltd.	¥34,701	¥36,858

	September 30,	September 30,
	Number of shares
	Three months ended December 31, 2011	Three months ended December 31, 2010
Weighted average common shares outstanding, less treasury stock	963,734,202	967,776,292
Dilutive effect of:
Stock options	831,404	765,084

Weighted average diluted common shares outstanding	964,565,606	968,541,376

	September 30,	September 30,
	Yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net income attributable to Komatsu Ltd. per share:
Basic	¥36.01	¥38.09
Diluted	¥35.98	¥38.06

10. Contingent Liabilities

At December 31, 2011 and at March 31, 2011, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥898 million and ¥1,347 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥92,542 million and ¥99,312 million at December 31, 2011 and at March 31, 2011, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2011 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

11. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at December 31, 2011 and at March 31, 2011 are as follows:

	September 30,	September 30,
	Millions of yen
	December 31, 2011	March 31, 2011
Forwards and options:
Sale of foreign currencies	¥111,756	¥94,504
Purchase of foreign currencies	69,369	87,605
Option contracts (purchased)	784	490
Interest rate swaps, cross-currency swaps and interest rate cap agreements	96,000	123,424

Fair values of derivative instruments at December 31, 2011 and at March 31, 2011 on the consolidated balance sheets are as follows (Notes 12 and 13):

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	December 31, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥383	Deferred income taxes and other current liabilities	¥207
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6	Deferred income taxes and other current liabilities	863

Total		¥389		¥1,070

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥2,021	Deferred income taxes and other current liabilities	¥787
	Deferred income taxes and other assets	140	Deferred income taxes and other liabilities	—
Option contracts	Deferred income taxes and other current assets	11	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	7,955	Deferred income taxes and other current liabilities	279
	Deferred income taxes and other assets	606	Deferred income taxes and other liabilities	28

Total		¥10,733		¥1,094

Total Derivative Instruments		¥11,122		¥2,164

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥817
	Deferred income taxes and other assets	2	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	126	Deferred income taxes and other current liabilities	471

Total		¥139		¥1,288

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥403	Deferred income taxes and other current liabilities	¥2,025
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	126
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6,967	Deferred income taxes and other current liabilities	382
	Deferred income taxes and other assets	3,515	Deferred income taxes and other liabilities	155

Total		¥10,892		¥2,688

Total Derivative Instruments		¥11,031		¥3,976

The effects of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2011 and 2010 are as follows:

Derivative instruments designated as cash flow hedging relationships

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥5,748	Other income (expenses), net: Other, net	¥5,218	—	¥—
Interest rate swaps, cross- currency swaps and interest rate cap agreements	(340)	—	—	—	—

Total	¥5,408		¥5,218		¥—

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2010
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥8,450	Other income (expenses), net: Other, net	¥7,454	—	¥—
Interest rate swaps, cross- currency swaps and interest rate cap agreements	170	—	—	—	—

Total	¥8,620		¥7,454		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥3,872

Option contracts	Other income (expenses), net: Other, net	6

Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(221)

	Other income (expenses), net: Other, net	858

Total		¥4,515

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2010
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥344

Option contracts	Other income (expenses), net: Other, net	(11)

Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(373)

	Other income (expenses), net: Other, net	6,879

Total		¥6,839

The effects of derivative instruments on the consolidated statements of income for the three months ended December 31, 2011 and 2010 are as follows:

Derivative instruments designated as cash flow hedging relationships

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(429)	Other income (expenses), net: Other, net	¥835	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(13)	—	—	—	—

Total	¥(442)		¥835		¥—

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2010
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥2,444	Other income (expenses), net: Other, net	¥2,551	—	¥—
Interest rate swaps, cross- currency swaps and interest rate cap agreements	167	—	—	—	—

Total	¥2,611		¥2,551		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(2,729)

Option contracts	Other income (expenses), net: Other, net	4

Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(75)

	Other income (expenses), net: Other, net	(796)

Total		¥(3,596)

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2010
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(280)

Option contracts	Other income (expenses), net: Other, net	(2)

Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(105)

	Other income (expenses), net: Other, net	1,095

Total		¥708

12. The Fair Value of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2)	Investment Securities, Marketable Equity Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3)	Long-Term Trade Receivables, Including Current Portion

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4)	Long-Term Debt, Including Current Portion

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5)	Derivatives (Notes 11 and 13)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at December 31, 2011 and at March 31, 2011, are summarized as follows:

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	December 31, 2011		March 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities, marketable equity securities	¥34,205	¥34,205	¥49,372	¥49,372
Long-term debt, including current portion	432,561	428,116	413,760	412,375
Derivatives:
Forwards and options
Assets	2,555	2,555	423	423
Liabilities	994	994	2,968	2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	8,567	8,567	10,608	10,608
Liabilities	1,170	1,170	1,008	1,008

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

13. Fair value measurements

Financial Accounting Standards Board Accounting Standard Codification™　(“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 – Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 and at March 31, 2011 are as follows:

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Level 1	Level 2	Level 3	Total
December 31, 2011
Assets
Investment securities available for sale
Manufacturing industry	¥19,532	¥—	¥—	¥19,532
Financial service industry	12,861	—	—	12,861
Other	1,812	—	—	1,812
Derivatives
Forward contracts	—	2,544	—	2,544
Option contracts	—	11	—	11
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	8,567	—	8,567

Total	¥34,205	¥11,122	¥—	¥45,327

Liabilities
Derivatives
Forward contracts	¥—	¥994	¥—	¥994
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,170	—	1,170
Other	—	35,285	709	35,994

Total	¥—	¥37,449	¥709	¥38,158

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Level 1	Level 2	Level 3	Total
March 31, 2011

Assets
Investment securities available for sale
Manufacturing industry	¥30,219	¥—	¥—	¥30,219
Financial service industry	16,439	—	—	16,439
Other	2,714	—	—	2,714
Derivatives
Forward contracts	—	416	—	416
Option contracts	—	7	—	7
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	10,608	—	10,608

Total	¥49,372	¥11,031	¥—	¥60,403

Liabilities
Derivatives
Forward contracts	¥—	¥2,968	¥—	¥2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,008	—	1,008
Other	—	26,665	859	27,524

Total	¥—	¥30,641	¥859	¥31,500

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 11 and 12)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the nine months ended December 31, 2011 and 2010.

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Balance, beginning of year	¥(859)	¥(2,280)
Total gains or losses (realized / unrealized)	150	236
Included in earnings	97	20
Included in other comprehensive income (loss)	53	216
Total purchases, issuances and settlements	—	1,224
Purchases	—	—
Issuances	—	—
Settlements	—	1,224

Balance, end of period	¥(709)	¥(820)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the nine months ended December 31, 2011 and 2010 related to liabilities still held at December 31, 2011 and 2010 were gains of ¥97 million and ¥20 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended December 31, 2011 and 2010.

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Balance, beginning of year	¥(704)	¥(1,444)
Total gains or losses (realized / unrealized)	(5)	(33)
Included in earnings	6	(55)
Included in other comprehensive income (loss)	(11)	22
Total purchases, issuances and settlements	—	657
Purchases	—	—
Issuances	—	—
Settlements	—	657

Balance, end of period	¥(709)	¥(820)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended December 31, 2011 and 2010 related to liabilities still held at December 31, 2011 and 2010 were gains of ¥6 million and losses of ¥55 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During nine months ended December 31, 2011 and 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.

14. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥54,582 million and ¥42,660 million, respectively, at December 31, 2011 and at March 31, 2011 with financial institutions to secure liquidity. At December 31, 2011 and at March 31, 2011, ¥15,557 million and ¥17,562 million, respectively, were available to be used under such credit line agreements.

15. Dividends

Nine months ended December 31, 2011

Payment amount of dividends

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369	Retained earnings	20	March 31, 2011	June 23, 2011
Board of Directors meeting held on October 27, 2011	Common stock	20,331	Retained earnings	21	September 30, 2011	November 25, 2011

Note: The amount is rounded down to nearest million yen.

Nine months ended December 31, 2010

Payment amount of dividends

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748	Retained earnings	8	March 31, 2010	June 24, 2010
Board of Directors meeting held on October 28, 2010	Common stock	17,429	Retained earnings	18	September 30, 2010	November 26, 2010

Note: The amount is rounded down to nearest million yen.

16. Notable change in the amount of total Komatsu Ltd. shareholders’ equity

Based on the resolution made by the Board of Directors on October 27, 2011 to improve capital efficiency and promote redistribution of profits to shareholders, the Company repurchased 15,613,800 shares of its common stock from the marketplace for ¥29,997 million in November through December 2011.

In addition to the aforementioned transaction, treasury stock at December 31, 2011 was ¥66,048 million, increased by ¥30,910 million for the nine months ended December 31, 2011.

17. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥1,265,104	¥1,146,921
Intersegment	3,956	1,614

Total	1,269,060	1,148,535

Industrial Machinery and Others—

External customers	183,405	155,052
Intersegment	6,038	7,740

Total	189,443	162,792
Elimination	(9,994)	(9,354)

Consolidated	¥1,448,509	¥1,301,973

Segment profit:

Construction, Mining and Utility Equipment	¥178,958	¥156,379
Industrial Machinery and Others	16,721	13,403

Total segment profit	195,679	169,782
Corporate expenses and elimination	(4,042)	(4,704)

Total	191,637	165,078
Other operating income (expenses), net	198	(2,331)
Operating income	191,835	162,747
Interest and dividend income	3,035	3,012
Interest expense	(5,721)	(4,651)
Other, net	(3,458)	(2,205)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥185,691	¥158,903

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥411,430	¥383,276
Intersegment	1,222	623

Total	412,652	383,899

Industrial Machinery and Others—

External customers	51,212	58,934
Intersegment	1,834	2,309

Total	53,046	61,243
Elimination	(3,056)	(2,932)

Consolidated	¥462,642	¥442,210

Segment profit:

Construction, Mining and Utility Equipment	¥58,804	¥54,077
Industrial Machinery and Others	1,594	7,270

Total segment profit	60,398	61,347
Corporate expenses and elimination	(1,501)	(1,405)

Total	58,897	59,942
Other operating income (expenses), net	(11)	(1,107)
Operating income	58,886	58,835
Interest and dividend income	950	683
Interest expense	(2,066)	(1,362)
Other, net	(2,322)	636

Consolidated income before income taxes and equity in earnings of affiliated companies	¥55,448	¥58,792

Business categories and principal products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales to external customers recognized by sales destination for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Millions of Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net sales to external customers:
Japan	¥293,345	¥256,680
The Americas	333,982	289,839
Europe and CIS	150,370	114,065
China	208,289	282,145
Asia (excluding Japan and China) and Oceania	369,417	285,059
Middle East and Africa	93,106	74,185

Consolidated net sales	¥1,448,509	¥1,301,973

Net sales to external customers recognized by sales destination for the three months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Millions of Yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net sales to external customers:
Japan	¥101,912	¥93,561
The Americas	109,674	93,252
Europe and CIS	49,800	41,927
China	48,414	96,018
Asia (excluding Japan and China) and Oceania	125,045	92,873
Middle East and Africa	27,797	24,579

Consolidated net sales	¥462,642	¥442,210

Net sales to external customers recognized by geographic origin for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Net sales to external customers:
Japan	¥537,249	¥460,871
U.S.A.	318,834	284,200
Europe and CIS	158,755	123,411
China	144,399	218,463
Others	289,272	215,028

Consolidated net sales	¥1,448,509	¥1,301,973

Net sales to external customers recognized by geographic origin for the three months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2010
Net sales to external customers:
Japan	¥173,740	¥163,952
U.S.A.	103,116	92,550
Europe and CIS	52,856	43,352
China	34,940	70,939
Others	97,990	71,417

Consolidated net sales	¥462,642	¥442,210

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the nine months and three months ended December 31, 2011 and 2010.

18. Subsequent Event

The Company repurchased its own shares based on the resolutions made by the Board of Directors in its meeting held on October 27, 2011 and in accordance with Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3 of the Act. Having completed repurchasing, the Company is going to retire repurchased shares pursuant to Article 178 of the Companies Act of Japan as listed below.

1.	Type of shares to retire

Outstanding common stock of Komatsu Ltd.

2.	Number of shares to retire

15,613,800 shares (1.61% of total outstanding shares prior to retirement excluding treasury stock)

3.	Amount of shares to retire

¥ 22,219 million

4.	Date of retirement

January 20, 2012